Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "PROTEXT MOBILITY, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF OCTOBER, A.D. 2013, AT 4:22 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

3432839 8100

AUTHENTICATION: 0829625

131217832

DATE: 10-21-13

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:22 PM 10/21/2013
FILED 04:22 PM 10/21/2013
SRV 131217832 - 3432839 FILE

PROTEXT MOBILITY, INC.

CERTIFICATE OF DESIGNATIONS, RIGHTS AND PREFERENCES OF THE SERIES C PREFERRED STOCK

I, Steve Berman, President & CEO of **PROTEXT MOBILITY, INC.**, a Delaware corporation (hereinafter called the "Corporation"), pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, hereby makes this Certificate of Designation under the corporate seal of the Corporation and hereby states and certifies that pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Certificate of Incorporation, the Board of Directors duly adopted the following resolutions:

RESOLVED, that there shall be a series of shares of the Corporation designated Series C Preferred Stock (the "Series C Preferred"); that the number of shares of such series shall be Three Million Nine Hundred Thousand (3,900,000) and that the rights and preferences of such Series C Preferred and the limitations or restrictions thereon, shall be as set forth herein;

The following shall be adopted and incorporated by reference into the foregoing resolutions as if fully set forth therein:

1. Number of Shares. The number of shares constituting the Series C Preferred is hereby fixed at Three Million Nine Hundred Thousand (3,900,000).

2. Stated Capital. The amount to be represented in stated capital at all times for each share of Series C Preferred shall be its par value of $.001 per share.

3. Dividends. The holders of the Series C Preferred shall not be entitled to receive any dividends.

4. Redemption. The Corporation shall have the right to redeem the shares of Series C Preferred at any time after the date of issuance at a per share price equal to the per share price paid for such shares. In addition, the holder of the Series C Preferred may also require the Corporation to redeem shares of Series C Preferred at any time after the date of issuance at a per share price equal to the price paid by the holder for such shares. Any such redemption shall occur ten days after written notice of the redemption is provided.

5. Voting. Except as otherwise required by law, holders of shares of Series C Preferred shall vote together with the common stock as a single class on a one hundred (100) votes per share of Series C Preferred basis. The holders of Series C Preferred shall be entitled to receive all notices relating to voting as are required to be given to the holders of the Common Stock.

6. Lost or Stolen Certificates. Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any certificates representing shares of Series C Preferred Stock, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder thereof to the Corporation in customary form and, in the case of mutilation, upon surrender and cancellation of the certificate(s), the Corporation shall execute and deliver new certificate(s) of like tenor and amount.

7. Notice. Any notice required or permitted to be given to a Holder under this Certificate of Designations shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

8. Preferred Share Register. The Corporation and/or its transfer agent may treat the Person in whose name any share of Series C Preferred Stock is registered on the register of the Corporation as the owner and holder of such shares of Series C Preferred Stock for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers

9. Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Series C Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series C Preferred Stock by a Holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, round such fractional share up to the next whole share of Common Stock and issue such whole share of Common Stock to the Holder upon such conversion.

10. No Other Rights. Shares of Series C Preferred Stock: (a) shall not have any rights of preemption as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options may be designated, issued or granted; (b) shall not be redeemable; and (c) shall not have any other rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof not set forth herein or in the Certificate of Incorporation, as amended, or as provided by applicable law.

IN WITNESS WHEREOF, PROTEXT MOBILITY, INC. has caused this certificate of designation to be signed by Steve Berman, its President on this 21st day of October, 2013.

PROTEXT MOBILITY, INC.

By: /s/ Steve Berman
Steve Berman, President